UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number: 000-15235
                                                            CUSIP No.: 606710200

      (Check One): |X| Form 10-K   |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q
                   |_| Form N-SAR  |_| Form N-CSR

                      For Period Ended: September 30, 2008

      |_| Transition Report on Form 10-K

      |_| Transition Report on Form 20-F

      |_| Transition Report on Form 11-K

      |_| Transition Report on Form 10-Q

      |_| Transition Report on Form N-SAR

              For the transition period ended: ____________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

Mitek Systems, Inc.
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Full Name of Registrant


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Former Name if Applicable

8911 Balboa Ave., Suite B
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Address of Principal Executive Office (Street and Number)

San Diego, California 92123
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City, State and Zip Code


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                        PART II -- RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on
|X| or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

            The Company could not file its annual report by the prescribed due date because the Company's independent auditor did not complete its audit of the Company's financial statements to be included in such report. The independent auditor was unable to complete its audit because the Company has devoted its limited financial resources and management time to explore a financial transaction to improve the Company's financial condition in addition to the work necessary to complete the audit. The Company is pursuing transactions, which, if completed, would constitute a material subsequent event and would impact the Company's liquidity and capital resources.

            Although the Company is exploring a financial transaction to improve its financial condition, there are no commitments or arrangements for financings or other transactions in place at this time and the Company can give no assurance that capital will be available at all or that any transaction will result. The Company has been notified by its independent auditor that if the Company were to file its annual report without obtaining a significant capital infusion, the auditor's report on the Company's financial statements for the Company's fiscal year ended September 30, 2008 included in the annual report may contain an explanatory paragraph regarding the Company's ability to continue as a going concern.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Tesfaye Hailemichael             (858) 503-7810
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            (Name)                           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 |X| Yes |_| No
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(3) Is it anticipated  that any significant  change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Although the Company has not completed the audit of its operating results, it expects that its total sales for its fiscal year ended September 30, 2008 will decrease by approximately $340,000 from its total sales of $5,569,942 for its fiscal year ended September 30, 2007, with a corresponding increase in its total operating loss from its operating loss of $387,436 for its fiscal year ended September 30, 2007.

                               Mitek Systems, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Date:  December 30, 2008               By:  /s/ Tesfaye Hailemichael
                                                  ------------------------------
                                                  Tesfaye Hailemichael
                                                  Chief Financial Officer